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                             June 29, 2023

       Matthew Simpson
       Chief Executive Officer and Director
       Brazil Potash Corp.
       198 Davenport Road
       Toronto, Ontario, Canada, M5R 1J2

                                                        Re: Brazil Potash Corp.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted June 8,
2023
                                                            CIK No. 0001472326

       Dear Matthew Simpson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS/A Filed November 23, 2022

       Description of the Autazes Project and the Autazes Property, page 116

   1. Please revise your registration statement to include the average commodity price used in your financial
analysis, as presented on page 116 of your amended filing.
       Underwriting
       Discounts and Commissions and Expenses, page 176

   2. We note your disclosure that "[i]f all of the Common Shares are not sold after the underwriters have made
a reasonable effort to sell the Common Shares at the initial public offering price, the
Representative may change the offering price and the other selling terms...." Please
explain if your underwriters intend to distribute your common stock at
 Matthew Simpson
Brazil Potash Corp.
June 29, 2023
Page 2
      the "initial" public offering price and at such other prices. In this regard, we note your disclosure that the underwriting agreement provides for a firm commitment underwriting and your cover page disclosure of a bona fide estimate of the range of your offering price, consistent with Item 501(b)(3) of Regulation S-K. As you are not eligible for an at-the-market offering, you must fix a price for the duration of the offering.
Exhibits

3. We note your disclosure on the Consulting Agreements with Maria Claudia Guimaraes and Pedra Da Ga'vea Co., Ltd., a company controlled by Willaim Connell Steers. Please provide these agreements as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.
        You may contact Joanna Lam, Staff Accountant at (202) 551-3476 or Craig Arakawa,
Accounting Branch Chief at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer at (202)
551-3610 for engineering related questions. Please contact Michael Purcell, Staff Attorney at
(202) 551-5351 or Kevin Dougherty, Staff Attorney at (202) 551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameMatthew Simpson
                                                           Division of
Corporation Finance
Comapany NameBrazil Potash Corp.
                                                           Office of Energy &
Transportation
June 29, 2023 Page 2
cc:       William Wong
FirstName LastName